SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 17*)

Sapiens International Corporation N.V.
(Name of Issuer)

Common Shares, € 0.01 par value
(Title of Class of Securities)

N7716A102
(CUSIP Number)

Guy Bernstein
Formula Systems (1985) Ltd.
5 Haplada St.
Or-Yehuda 60218, Israel
972-3-5389487
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 28, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  Rule 13d-1(f) or  Rule 13d-1(g), check the following box.      ☐

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N7716A102
1.	NAMES OF REPORTING PERSONS
Formula Systems (1985) Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 17,252,412
		8.	SHARED VOTING POWER 0
		9.	SOLE DISPOSITIVE POWER 17,252,412
		10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,252,412
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 43.6%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.  Security and Issuer.

This statement relates to common shares, par value € 0.01 (“Common Shares”) of Sapiens International Corporation N.V. (“Sapiens”).

The issuer is a Curaçao company, whose principal executive offices are located at Landhuis Joonchi; Kaya Richard J. Beaujon z/n; P.O. Box 837 Willemstad, Curaçao.

Item 2: Identity and Background

The name of the reporting corporation is Formula Systems (1985) Ltd. (“Formula”), which is organized under the laws of Israel.

Formula’s principal business is holding and managing interests in companies that provide global IT solutions and services.

Formula’s principal office is located at 5 Haplada St., Or-Yehuda, 60218, Israel

There are no criminal convictions or civil judgments or injunctions to report under Item 2(d) or (e) of Schedule 13D.

Item 3: Source or Amount of Funds or Other Consideration

Pursuant to the Share Purchase Agreement (as described in Item 6 below), on September 28, 2011, Formula purchased 500,000 Common Shares from FVT (as defined in Item 6 below) for an aggregate purchase price of US$2,000,000.  The source of such funds was Formula’s working capital.

Item 4: Purpose of Transaction

Formula has acquired the Common Shares of Sapiens for long term investment purposes.

Formula may from time to time acquire additional Common Shares in the public market or in privately negotiated transactions.

Formula does not have any current plans to dispose of the securities of the issuer or to effect any other transaction described in Items 4(b) through (j) of Schedule 13D.

Item 5: Interest in Securities of the Issuer

(a), (b) Formula is the beneficial owner of and has sole voting and dispositive power with respect to 17,252,412 Common Shares out of total outstanding Common Shares of 39,572,194 which represents 43.6% of the outstanding shares of Sapiens.

(c) Except as previously disclosed, during the past sixty days, Formula purchased Common Shares only as described in Item 3 above.

(d) None.

(e) N/A.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 27, 2011, Formula entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Formula Vision Technologies (F.V.T.) Ltd.  (“FVT”) pursuant to which Formula agreed to purchase from FVT up to 1,891,885 Common Shares for a purchase price of $4.00 per Common Share or an aggregate purchase price of up to US$7,567,540.  Formula is required to purchase Common Shares at any time or from time to time after the date of the Share Purchase Agreement when it has available funds to purchase Common Shares and until thirty days after the date of the Share Purchase Agreement, unless extended by written notice of either of the parties to the other party.

In addition, on August 21, 2011, in connection with the consummation of the acquisition by Sapiens of IDIT I.D.I. Technologies Ltd. (“IDIT”) and FIS Software Ltd. ("FIS"), Formula and the former shareholders of IDIT and FIS (the “Other Holders”) entered into a Registration Rights Agreement with Sapiens (the “Registration Rights Agreement”).   Pursuant to the Registration Rights Agreement, Formula and the Other Holders are entitled to piggyback registration rights in connection with any registration statement filed by Sapiens (subject to customary exceptions).  In addition, if the registration statement is for an underwritten offering and the number of Common Shares to be included in the offering is insufficient to permit the inclusion of all Common Shares which are considered registrable securities under the Registration Rights Agreement, Formula (and any of its affiliates) will be entitled to include Common Shares of up to 25% of such registrable securities participating in the offering.  The Registration Rights Agreement also provides for customary covenants by Sapiens with respect to the filing and effectiveness of the registration statements and customary indemnification provisions.   Formula and the Other Holders also agreed to execute a lock-up agreement if requested by the representative of the underwriters in any underwritten offering of Sapiens.

The foregoing descriptions of the Share Purchase Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Share Purchase Agreement and Registration Rights Agreement filed as exhibits to this Schedule 13D/A, which are incorporated by reference into this Item 6.

Item 7: Material to Be Filed as Exhibits

Exhibit 99.1            Share Purchase Agreement between Formula and FVT dated September 27, 2011.

Exhibit 99.2            Registration Rights Agreement among Sapiens, Formula and the Other Holders dated as of August 21, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2011

FORMULA SYSTEMS (1985) LTD.

By: /s/ Guy Bernstein
Name: Guy Bernstein
Title: Chief Executive Officer